
December 22, 2020

Phillip E. Ray
Chairman and President
Centennial Growth Equities, Inc.
9221 East Baseline Road Suite 109-435
Mesa, Arizona 85209

> **Re: Centennial Growth Equities, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed December 3, 2020**
> **File No. 001-39762**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B Filed December 3, 2020

General

1.   We note that you filed your form on EDGAR as a Form 10-12B. It appears that you intend to register securities under Section 12(g) of the Exchange Act. If so, then please withdraw your Form 10-12B and file a new Form 10-12G pursuant to Section 12(g).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William B. Barnett